SONAECOM, S.G.P.S., S.A.

Sociedade Aberta

Registered Office: Lugar do Espido, Via Norte, Maia

Tax number 502 028 351

Share Capital Euro 366 246 868

Maia Commercial Registration Office number 502 028 351

ANNOUNCEMENT

Under the terms and for the purposes of Article 248 of the Portuguese Securities Code, Sonaecom hereby makes public the notification received from the Competition Authority (“Autoridade da Concorrência”), concerning a new draft decision regarding the concentration operation Ccent. 8/2006 – Sonaecom/PT, as well as a summary of the revised commitments undertaken by Sonaecom.

The Board of Directors,

Maia, 5 December 2006

Notification received from the Competition Authority

In accordance with no. 1 of article 38 of Law 18/2003, of 11 June, you are hereby notified that the Competition Authority has reached a draft decision of non-opposition in accordance with paragraph a) of no. 1 and no. 2 of article 37, that refers to no. 3 of article 35, both provisions of Law 18/2003, of 11 June, that includes the imposition of conditions and obligations intended to ensure the fulfilment of the commitments undertaken by Sonaecom, SGPS, S.A.

This notification does not replace the complete text of the Draft Decision and all of its elements, which include the commitments undertaken by Sonaecom, SGPS, S.A., revised as a result of the public consultation to interested parties, of 27 September. The grounds and detailed content of the conditions and obligations imposed, of a systematic nature, are set out in the present Draft Decision.

You are therefore granted a 10 working-day term to, should you decide to do so, submit observations on the Draft Decision, which will be available for collection at the Competition Authority’s premises until 19:00H of today, and to present all such comments together with non-confidential copies of the elements and documents containing such information.

The file will be available for consultation at the Competition Authority premises from 9.30H to 13.00H and from 14.30H to 17.30H and you should previously contact the officials in charge of the case through telephone no. 21 790 20 00.

We furthermore inform that, in accordance with no. 4 of article 38 of Law 18/2003, the Consultation of Interested Parties suspends the term referred to in no. 1 of article 34 of the aforementioned Law.

Best regards,

Prof. Dr. Abel Mateus

(Chairman of the Board of the Competition Authority)

Summary of the revised commitments undertaken by Sonaecom

Sonaecom received a notification from the Competition Authority concerning the preliminary conclusions of the Authority in connection with its draft decision in the notification process regarding concentration operation Ccent 8/2006 (Sonaecom / PT).

The draft decision relates to the non-opposition to the carrying out of the concentration operation, which includes a set of conditions and obligations intended to ensure the fulfilment of the commitments that were made by Sonaecom SGPS S.A., revised as a result of the public consultation to interested parties, of 27 September 2006, and the opinion issued by ICP-ANACOM. A summary of these commitments is presented below:

A) Commitments, conditions and obligations concerning the Fixed Network business

1)

To propose a model for the Horizontal Separation of the Fixed Networks, which consists in completely separating, in legal as well as corporate control terms, the “Copper Network” business (that is, the basic fixed telecommunications network, including certain assets or additional companies that are functionally relevant) from the “Cable Network” business (that is, the cable television business, based on a subscription regime, broadband Internet access and voice telephony service over cable) so that each one, by itself and independent from the other, enables its holder to exploit it in an autonomous, economically viable and competitive manner, thus becoming an effective competitive force in the market.

2)

To propose a model for the Functional Separation of the Basic Fixed Network, which consists of the organizational and accounting partition of the management and exploitation of the network infrastructures and functionalities integrated in the Basic Fixed Network. The objective of the model is to reinforce the possibilities of non-discriminatory access, by third operators and service providers, to network infrastructures and functionalities integrated in the Basic Fixed Network.

The indirect aim is to stimulate competition in the offer of access services to consumers through the implementation of the necessary and adequate measures of internal reorganization to bring about an added degree of autonomy in the operational management of the offer of access to network infrastructures and functionalities with a view to ensuring that the referred access is made available to third parties under identical conditions – namely in terms of price and quality – to those offered to companies of the Portugal Telecom Group that also provide services to final consumers. The Model of Functional Vertical Separation of the Basic Fixed Network should also give rise to an autonomous department/departments, offering services over the Basic Fixed Network, which operates/operate based on a complete separation, in organizational terms, between the offer of wholesale services (namely, other operators that choose contract services within a resale model, as an alternative to access to network infrastructures for the development of one’s own network) and the offer of retail services.

The elaboration and presentation of these models will be carried out by resorting to first class external entities of renowned reputation that will attest for the Competition Authority and ANACOM, to the fact that the Separation models permit:

(i) the separate disposal of both the Copper Fixed Network Business and the Cable Fixed Network Business, so that each one may be exploited in an autonomous, economically viable and competitive manner, thus becoming an effective competitive force in the market; and (ii) an adequate accounting and organizational separation of the Basic Fixed Network in accordance with the abovementioned aims and objectives.

3)	To implement the horizontal separation of the Fixed Networks in accordance with the model that is to be approved by the Competition Authority and by ANACOM;

4)

To dispose of, at Sonaecom’s discretion, either the Copper Fixed Network Business or the Cable Fixed Network Business to a buyer independent of the Sonae Group, that has the available resources to exploit the mentioned Fixed Network Business in an autonomous, economically viable and competitive manner, that is able to assert itself as an effective competitive force in the market, to obtain all the necessary administrative authorizations for the acquisition and, if that is the case, of ensuring compliance with the obligations of the public telecommunications service concession contract.

The object of sale must include all assets associated with the Copper Fixed Network Business or the Cable Fixed Network Business, depending on the case, and necessary to guarantee the viability and competitiveness of both Businesses.

Sonaecom also pledges to include in this disposal procedure an option right for the entering into of an MVNO agreement.

The buyer and the binding sales agreement must be submitted to the approval of the Competition Authority.

Sonaecom will keep the Competition Authority and ANACOM regularly informed on the fulfilment of the commitments regarding the Fixed Network Business and will deliver, on a periodic basis, compliance statements.

In addition, Sonaecom has committed to maintain the economic viability, the commercial value and the competitiveness of the Fixed Network Business to be sold, to protect the access to and prevent the use of commercially sensitive information for gaining advantage for the development of the same business by the Sonaecom Group, for instance through the implementation of “chinese walls”.

5)	In the event that the Cable Fixed Network Business is disposed of, to implement the Functional Separation of the Basic Fixed Network in accordance with the approved model;

6)

In the event that neither of the Fixed Network Businesses are disposed of within a certain period, to grant to a third party (a first class, competent and expert entity, approved by the Competition Authority) the necessary powers of representation to sell one of the Fixed Network Businesses;

7)	To return frequencies regarding fixed wireless access (FWA) held by Sonaecom or PT within a certain period of time;

8)	To extend to all ducts of companies controlled by Sonaecom the obligations to grant access to third parties currently arising from ORAC PT (Reference Offer of Access to Ducts)

9)

Sonaecom will appoint an entity, jointly chosen with the Competition Authority to, in compliance with the interests of the Competition Authority, supervise the fulfilment by Sonaecom of the previously mentioned commitments and will provide such entity with all the information that it reasonably needs to fulfil the mandate it is entrusted with.

The Competition Authority has the right to assign to this entity the instructions that it deems necessary for the fulfilment of the Commitments.

B) Commitments, conditions and obligations concerning the Mobile Network Business

10)	To grant access to MVNOs;

Sonaecom will enter into MVNO contracts, in good faith, in a diligent, reasonable and transparent manner, with a view to fair and equitable contracts, under economically attractive and non-discriminatory conditions, with any third parties interested in constituting themselves as MVNOs.

Sonaecom will present to the Competition Authority and to ANACOM, for approval, standard models for MVNO contract general terms, including standard contracts for light MVNOs, Integrated MVNOs and Full MVNOs, which will prescribe minimum conditions, which are transparent, non-discriminatory and economically attractive to MVNO’s. They will also be structured and organized as a reference offer contract, ensuring that any interested third party may enter into an MVNO agreement in the format it deems preferable by simply signing up to the standard contract.

The remuneration to be paid by the MVNO shall be set out in the standard models, in accordance with a variable remuneration clause for each type of MVNO.

Sonaecom will also provide to the buyer of the Fixed Network Business that will be divested, the possibility of entering into an MVNO contract.

11)	To facilitate the entrance of a new MNO, by returning GSM900, GSM1800 and UMTS spectrum frequencies and their respective licenses;

Sonaecom commits that either Optimus or TMN will stop using the full range of GSM and UMTS frequencies currently used, by certain deadlines, based on a chronogram that is to be presented to the Competition Authority and ANACOM, so as to be able to return them to the latter.

12)	To facilitate the entrance of a new MVNO by disposing of Sites;

Sonaecom will accept tenders for deactivated Sites, possibly with the radio-transmission equipment (BTS or Node B) installed in the Sites and which will be kept on sale in working conditions for a certain period of time.

There is a minimum number of sites that falls within this obligation, and which correspond to a specific geographic dispersion.

In the event that the minimum number of sites was not sold or the minimum established geographic dispersion was not ensured, Sonaecom will, nonetheless, be required to sell the Sites in question to the interested third party without proceeding with the previous deactivation of the Sites, with the obligation on the part of the buyer of the Sites to allow Sonaecom to maintain its equipment at the Sites in question, for a certain maximum period and against the payment of a fee.

The parties interested in acquiring the Fixed Network to be sold will have the opportunity of presenting joint tenders for the Fixed Network Business and Sites, or only for the isolated purchase of some of those assets.

At the end of a certain period, without the disposal of some of the Sites, the third party to whom the necessary powers were granted and who was approved by the Competition Authority, may proceed with the disposal of the Sites to any interested party.

13)	To facilitate the entrance of a new MNO by entering into an MVNO agreement with the new MNO;

Sonaecom will enter into an MVNO agreement with the new MNO, until the MNO begins the commercial exploitation of its network as an MNO. Following the start of commercial activity of the new MNO, Sonaecom commits to celebrate with the new MNO a Restricted MVNO contract regarding the geographic areas in which the new MNO has still not been established.

14)	To facilitate the entrance of a new MNO by ensuring the necessary co-location conditions;

Sonaecom will ensure, for any new MNO, in transparent and non-discriminatory terms, co-location conditions under identical terms to those granted to the MNOs that currently exist, based on reciprocity and will fulfil, in a timely, prompt and diligent fashion, all the legal obligations regarding interconnection with any new MNO.

15)	To create the necessary conditions to mitigate network effects;

Sonaecom shall apply within Optimus’ and TMN’s tariff plans, as a rule, prices for calls made to the networks of the new MNO and Full MVNO equivalent to the prices charged for on-net calls. Regarding the commercially available tariff plans with differentiated (on-net/off-net) prices, Sonaecom will ensure that the price of off-net calls made to the new MNO and Full MVNO, will never exceed the lower of the following amounts: (a) the price charged by Optimus in its non-differentiated (or flat-fee) tariff plans which are more relevant to the targeted market segments; or (b) twice the amount of the mobile-to-mobile termination rate set by ANACOM.

Sonaecom will, during the period in which the commitment remains in force, abstain from introducing any new tariff plan which does not conform to this obligation.

Sonaecom undertakes to accept that, during a certain period of time, the new MNO may charge it an additional amount over the interconnection revenues, equivalent to the difference (if and when positive) between: (i) the amount due by the new MNO to any of Sonaecom’s MNO’s for the termination of its outgoing traffic; and (ii) the amount due by any of Sonaecom’s MNO’s to the new MNO for the termination of its outgoing traffic, during the same period of time, up until a certain imbalance limit, be it in euros or in minutes.

16)	To respect the Price Cap mechanism;

The notifying party will ensure that the annual variation rate of the prices of mobile telecommunications services provided by TMN and Optimus for each one of three consumer baskets does not surpass the behaviour observed in a set of European countries or, alternatively, the evolution of the consumer price index for services, provided by the National Institute of Statistics (INE). In the event that, in a given year, the notifying party does not fulfil the commitment undertaken of maximum price variation, it will have to compensate the non-fulfilment with an additional percentage as a penalty.

17)	To create the necessary conditions to mitigate client loyalty conditions.

Sonaecom commits to: (i) abstain from adopting more restrictive loyalty conditions than those adopted by the MNO’s under its control; (ii) eliminate all of its tariff plans that propose more restrictive loyalty conditions than the most restrictive within the set of tariff plans that are in place in the market, in each moment, for equivalent client segments; and (iii) abstain from introducing any tariff plan which is contrary to these obligations.

Sonaecom will eliminate all commercial practices that impose upon any Consumer, as a penalty associated with loyalty contracts and the early termination of contracts, the payment of amounts that exceed the net subsidized value of the purchasing price of the handset.

To increase the efficiency and transparency for consumers of its commitment, Sonaecom commits to implement a client information management system that enables its Residential Consumers, be it through Internet or via a call centre, the possibility of confirming, at each moment, the value to be paid concerning the remainder of the subsidized value of the purchasing price of the terminal.

C) Commitments, conditions and obligations concerning other activities

18)	To sell the Freely Transferable Shareholdings and the Limited Transfer Shareholdings

(shareholdings in the businesses of cinematographic distribution, screening of cinematographic works, wholesale commercialization of videograms, production and commercialization (wholesale) of television channels by subscription, the exploitation of the television transmission rights of premium contents and the exploitation of the transmission rights of contents for mobile telephony and for the Internet currently available in PTM).

Sonaecoms commits to find, in the case of the Freely Transferable Shareholdings and the Limited Transfer Shareholdings, one or more buyers that fulfil the abovementioned requisites for the buyer of the Fixed Network (but never the same or any company held by the same) and to enter into with the company or companies binding agreements for the disposal of the Shareholdings. The buyers and the sales agreements must be submitted to the approval of the Competition Authority.

19)	To ensure the necessary conditions for the development of competition in the Content business.

Sonaecom commits to use its best endeavours to ensure that the Content business will be managed so as to avoid the concession of any new exclusive right or, if that is not possible, that the procedure for selecting the beneficiary of the exclusivity will be carried out in a fair, transparent, equitable and non-discriminatory manner, namely through equality of access to the necessary information for the application, and impartiality of the decision.

Sonaecom will include, in the contracts regarding the sale of the Content Businesses, the obligation of the acquiring party to guarantee those principles.